Exhibit 99.2

JIADE LIMITED Announces Closing of $8 Million Initial Public Offering

Chengdu, China, May 17, 2024 (GLOBE NEWSWIRE) — JIADE LIMITED (Nasdaq: JDZG) (the “Company” or “JDZG”), a company that specializes in providing one-stop comprehensive education supporting services to adult education institutions, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on May 15, 2024 under the ticker symbol “JDZG.”

The Company received aggregate gross proceeds of US$8,000,000 from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company granted the underwriters a 60-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used primarily to expand sales and operation teams and enhance marketing efforts, acquire vocational education and training institutions authorized by the People’s Republic of China government and establish 8 to 10 examination centers, and invest in technology research and development, and for working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. WestPark Capital, Inc. was the Book-Running Lead Manager for the Offering. Webull Financial LLC was the co-manager. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and MagStone Law, LLP acted as U.S. counsel to WestPark Capital, Inc. in connection with the Offering.

The registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Numbers: 333-276283), as amended, and was declared effective by the SEC on May 14, 2024. The Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from WestPark Capital, Inc. by email at syndicate@wpcapital.com, by standard mail to WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA, 90067, or by telephone at (310) 843-9300; or from Webull Financial LLC, by email at customerservice@webull.com, by standard mail to Webull Financial LLC, 44 Wall Street 2nd Floor, New York, NY, 10005, or by telephone at (917) 725-2448. In addition, copies of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About JIADE LIMITED

JIADE LIMITED specializes in providing one-stop comprehensive education supporting services to adult education institutions, through a wide spectrum of software platform and auxiliary solutions, to meet the evolving needs of their customers in the rapidly changing adult education industry. The Company’s services are primarily offered through the Kebiao Technology Educational Administration Platform (the “KB Platform”), which facilitates streamlined information and data management throughout the teaching cycle of adult education services, from pre-enrollment to post-graduation. The KB Platform supports a broad range of functions, such as enrollment consultation, student information collection, enrollment status management, learning progress management, grade inquiry, and graduation management. The Company also provides auxiliary solutions to adult education institutions, which encompass teaching support services throughout the entire teaching cycle and related exam administration services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

JIADE LIMITED

Investor Relations Department
Email: kebiao@sckbkj.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com